SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.         )*

GB HOLDINGS, INC.

(Name of issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of class of securities)

361493208

(Cusip number)

Lance Jon Kimmel, Esq.

2049 Century Park East

Suite 2460

Los Angeles, California 90067

(310) 557-3059

(Name, address and telephone number of person authorized to receive notices and communications)

June 30, 2004

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361493208

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robino Stortini Holdings LLC - 14-1881876
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 531,800 shares 8 SHARED VOTING POWER 0 shares 9 SOLE DISPOSITIVE POWER 531,800 shares 10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,800 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 361493208

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Stortini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares 8 SHARED VOTING POWER 531,800 shares 9 SOLE DISPOSITIVE POWER 0 shares 10 SHARED DISPOSITIVE POWER 531,800 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,800 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 361493208

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles J. Robino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 531,800 shares 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 531,800 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,800 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* IN

The following constitutes the initial Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $.01 per share (the “Common Stock”) of GB Holdings, Inc. (the “Company”). The address of the principal executive offices of the Company is c/o Sands Hotel & Casino, Indiana Avenue & Brighton Park, Atlantic City, New Jersey.

Item 2. Identify and Background.

This Schedule 13D is filed by Robino Stortini Holdings LLC (“RSH”), Michael Stortini and Charles J. Robino, (collectively, the “Reporting Persons”), who act as a group with regards to certain aspects of shares of the Company’s Common Stock.

RSH is a limited liability company, organized and existing under the laws of the State of Delaware. The principal business of RSH is investing and trading in securities. RSH’s business address is 6 Larch Avenue, Suite 301, Wilmington, Delaware 19804.

Messrs. Stortini and Robino are individuals, each of whose business address is 6 Larch Avenue, Suite 301, Wilmington, Delaware 19804. Messrs. Stortini’s and Robino’s principal occupation is that of manager of RSH. Messrs. Stortini and Robino are both United States citizens.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the Securities and Exchange Commission (the “SEC”), as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to beneficially own 503,900 shares of the Company’s Common Stock. The shares of Common Stock are either held in the name of RSH or SSI Fund, LLC (“SSI Fund”). SSI Fund was merged into RSH effective July 1, 2004, and the shares of the Company’s Common Stock previously held by SSI Fund became assets of RSH. Messrs. Stortini and Robino are the managers of RSH.

The funds used by RSH and SSI Fund to purchase such shares of the Company’s Common Stock came from working capital, cash on hand and brokerage account margin loans. Such shares of the Company’s Common Stock were accumulated through purchases made on the open market between September 5, 2003 and June 30, 2004 at an average purchase price of $2.26 per share of Common Stock, representing an aggregate cost of approximately $1,202,415. Other than with respect to the use of brokerage account margin loans for a portion of the purchases by RSH and SSI Fund, no part of the funds or other consideration used to purchase such shares of the Company’s Common Stock was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of the Company’s Common Stock.

Item 4. Purpose of the Transaction.

The Reporting Persons believe that the purchase of such shares of the Company’s Common Stock represents an attractive investment and potentially attractive business opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of the Company’s Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of additional shares of the Company’s Common Stock on the open market or in private transactions, at such time and on such terms as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review its investment in the Company on a continuing basis and engage in discussions with management and the Board of Directors of the Company concerning the business, operations and future plans of the Company.

The Reporting Persons are regularly reviewing the Company’s publicly announced business plans, as stated in the Company’s press releases and SEC filings. The Reporting Persons agree in part with some of these publicly announced business plans.

Depending on various factors, including without limitation, the Company’s financial position and investment strategy, the price levels of the shares of the Company’s Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including without limitation, purchasing additional shares of the Company’s Common Stock, selling some or all of their shares of the Company’s Common Stock or changing their intention with respect to any and all matters referred to in Item 4.

If the Reporting Persons were to acquire a sufficient number of shares of the Company’s Common Stock, Mr. Stortini, Mr. Robino, or both, might seek representation on the Company’s Board of Directors, and the Reporting Persons might seek additional representation on the Company’s Board of Directors, through appointment created by expansion of the Board of Directors, the resignation of one or more Board members, by vote of the stockholders of the Company at an annual or special meeting of stockholders, or otherwise.

Item 5. Interests in Securities in the Issuer.

(a) Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the SEC, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to be the beneficial owner of 503,900 shares of the Company’s Common Stock, constituting 5.04% of the 10,000,000 shares of the Company’s Common Stock outstanding as of April 30, 2004 (as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

(b) Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the SEC, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to share the power to vote or to direct the vote of 503,900 shares of the Company’s Common Stock, constituting 5.04% of the shares of the Company’s Common Stock outstanding, as calculated above. Each of the Reporting Persons may be deemed to share the power to dispose of or to direct the disposition of 503,900 shares of the Company’s Common Stock, constituting 5.04% of the shares of the Company’s Common Stock outstanding, as calculated above.

(c) Schedule A hereto lists the transactions effected by each of the Reporting Persons during the 60 days prior to the date of this filing. All the transactions were effected through open market purchases.

(d) None

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Robino Stortini Holdings LLC Limited Liability Company Agreement dated as of April 29, 2003, Messrs. Stortini and Robino serve as the managers of RSH. As the managers of RSH, Messrs. Stortini and Robino have the right to make investment decisions with respect to the shares of the Company’s Common Stock, including, but not limited to, their disposition, that are held in RSH’s name.

Pursuant to the SSI Fund, LLC Limited Liability Company Agreement, SSI Asset Management, LLC (“SSI Asset Management”) served as the manager of SSI Fund. Pursuant to the SSI Asset Management, LLC Limited Liability Company Agreement, RSH and Bob Becker served as the managers of SSI Fund. Effective July 1, 2004, Mr. Becker was removed as a manager of SSI Asset Management. Also effective July 1, 2004, SSI Asset Management was merged into RSH.

SSI Investment Advisors, LLC (“SSI IA”) was the investment manager of SSI Fund. Pursuant to the SSI Investment Advisors, LLC Limited Liability Company Agreement, RSH and Bob Becker served as the managers of SSI IA. Effective July 1, 2004, Mr. Becker was removed as a manager of SSI IA. Also effective July 1, 2004, SSI IA was merged into RSH.

Under Delaware law, as a result of the merger of SSI Fund, SSI Asset Management and SSI IA into RSH, RSH succeeded to all right, title and interest in and to the Company’s Common Stock previously held in the name of SSI Fund. RSH, through Messrs. Stortini and Robino, has the right to make investment decisions with respect to the shares of the Company’s Common Stock, including, but not limited to, their disposition, that are held in SSI Fund’s name.

Item 7. Material to Be Filed as Exhibits.

Exhibit No. 1.1 - Agreement to File Joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2004	ROBINO STORTINI HOLDINGS LLC

	By:	/s/ Michael Stortini
	Name:	Michael Stortini
	Title:	Manager

/s/ Michael Stortini
Michael Stortini

/s/ Charles J. Robino
Charles J. Robino

SCHEDULE A

TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE LAST 60 DAYS

A. Transactions by RSH

Number of Shares Purchased	Price Per Share	Transaction Date
500	2.12	05/11/2004
2,000	2.15	05/14/2004
100	2.15	05/18/2004
100	2.24	05/18/2004
3,000	2.26	05/18/2004
5,000	2.20	05/19/2004
2,200	2.25	05/19/2004
500	2.26	05/19/2004
500	2.19	05/20/2004
1,500	2.20	05/20/2004
2,000	2.15	05/21/2004
500	2.15	05/26/2004
5,000	2.28	05/27/2004
100	2.19	05/28/2004
700	2.20	05/28/2004
3,000	2.10	06/03/2004
1,000	2.15	06/03/2004
2,000	2.15	06/07/2004
1,000	2.05	06/08/2004
7,700	2.29	06/09/2004	*
800	2.19	06/09/2004
10,000	2.26	06/09/2004
400	2.29	06/09/2004
34,500	2.30	06/09/2004
100	2.32	06/09/2004
2,000	2.33	06/09/2004
500	2.34	06/09/2004
19,500	2.35	06/09/2004
2,000	2.40	06/10/2004
1,000	2.41	06/10/2004
1,000	2.44	06/10/2004
30,000	2.45	06/10/2004
1,100	2.15	06/14/2004
200	2.20	06/14/2004
3,200	2.22	06/14/2004
17,000	2.28	06/14/2004
20,000	2.35	06/14/2004
1,100	2.31	06/15/2004
2,800	2.29	06/15/2004	*
80,100	2.23	06/16/2004
24,900	2.25	06/16/2004
3,900	2.20	06/17/2004
2,200	2.23	06/17/2004	*
10,000	2.20	06/18/2004
2,000	2.25	06/18/2004
2,200	2.19	06/18/2004	*
400	2.14	06/21/2004	*
1,700	2.07	06/22/2004
1,000	2.08	06/22/2004
5,000	2.10	06/22/2004
5,000	2.11	06/22/2004
5,000	2.12	06/22/2004
1,200	2.12	06/22/2004	*
100	2.05	06/23/2004
9,900	2.05	06/23/2004
10,000	2.00	06/23/2004
4,000	1.95	06/24/2004
20,000	1.98	06/24/2004
1,000	1.90	06/28/2004
24,000	2.00	06/28/2004
2,000	2.01	06/28/2004
2,000	2.02	06/28/2004
2,000	2.07	06/28/2004
2,700	2.10	06/29/2004
1,700	2.12	06/29/2004
4,000	2.14	06/29/2004
1,000	2.12	06/29/2004	*
4,500	2.10	06/30/2004
14,700	2.15	06/30/2004
1,000	2.18	06/30/2004
1,200	2.18	06/30/2004	*
4,100	2.10	07/06/2004
1,000	2.09	07/06/2004
5,600	2.15	07/07/2004
300	2.20	07/08/2004
3,000	2.25	07/09/2004
13,900	2.27	07/09/2004

*	Shares purchased by SSI Fund, LLC. SSI Fund, LLC merged with and into Robino Stortini Holdings, LLC effective July 1, 2004.

B. Transactions by Michael Stortini

Number of Shares Purchased	Price Per Share	Transaction Date
NONE	N/A	N/A

C. Transactions by Charles J. Robino

Number of Shares Purchased	Price Per Share	Transaction Date
NONE	N/A	N/A